EXHIBIT 99.1

MAG Silver Announces the Filing of Its Management Information Circular in Connection With Its Special Meeting to Approve Acquisition by Pan American

All amounts expressed in U.S. dollars unless otherwise indicated.

  The Board of Directors unanimously recommends Shareholders vote FOR the Arrangement Resolution
  Attractive immediate premium and compelling transaction benefits
  For assistance with voting, contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

VANCOUVER, British Columbia, June 09, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces that the management information circular and related materials associated with the upcoming special meeting (the “Special Meeting”) of shareholders of the Company (the “Shareholders”) to be held on July 10, 2025 have been filed under the Company’s profile on SEDAR+ and will be mailed to Shareholders on June 11, 2025. The Special Meeting is being held in connection with the proposed acquisition of all of the issued and outstanding shares of the Company (the “MAG Shares”) by Pan American Silver Corp. (“Pan American”) previously announced on May 11, 2025 (the “Arrangement”).

On June 6, 2025, MAG obtained an interim order (the “Interim Order”) from the Supreme Court of British Columbia (the “Court”) authorizing the holding of the Special Meeting and matters relating to the conduct of the Special Meeting. At the Special Meeting, Shareholders will be asked to consider and, if deemed acceptable, pass a special resolution (the “Arrangement Resolution”) to approve the arrangement between the Company and Pan American under Section 288 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), whereby Pan American will acquire all of the issued and outstanding shares of the Company, with Shareholders receiving total consideration of approximately $2.1 billion representing $20.54 per MAG share, based on the closing price of Pan American’s common shares on the New York Stock Exchange on May 9, 2025. Consideration will be comprised of a mix of cash totaling $500 million and common shares in the authorized share capital of Pan American (each, a “Pan American Share”) as detailed below.

The Arrangement will be carried out pursuant to the terms of an arrangement agreement dated May 11, 2025 (as amended on May 30, 2025 and June 6, 2025) between the Company and Pan American (the “Arrangement Agreement”) and the terms of the Plan of Arrangement.

Pursuant to the terms of the Interim Order, Shareholders of record at the close of business on June 2, 2025 (the “Record Date”) will be entitled to vote at the Special Meeting, with each such Shareholder entitled to one vote per each MAG Share held. Shareholders are encouraged to vote well in advance of the proxy voting deadline of July 8, 2025, at 9:00 a.m. (Vancouver Time).

The Board of Directors of the Company (the “Board”) unanimously recommends Shareholders vote FOR the Arrangement Resolution, in accordance with the instructions set out in the meeting materials. Each director and officer of the Company intends to vote all of such director’s and/or officer’s MAG Shares FOR the Arrangement Resolution.

In making their recommendation, the Board considered a number of factors in deciding that the Arrangement was in the best interests of the Company, including, among others:

  Attractive Immediate Premium: Immediate value uplift of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day VWAP of the MAG Shares on the NYSE American LLC (“NYSE American”) ending May 9, 2025.
  Optionality for Shareholders: The Shareholders have the option to receive either (a) $20.54 in cash for each MAG Share held or (b) $0.0001 in cash and 0.755 of a Pan American Share for each MAG Share held, subject to proration such that the aggregate consideration paid to all Shareholders consists of $500 million in cash and the remaining consideration paid in Pan American Shares.
  Diversified Exposure and Growth Opportunities: Exposure to Pan American’s diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project-development and mining operations.
  Portfolio Participation: Enlarged growth pipeline with exposure to Pan American’s La Colorada Skarn project in Mexico and the potential reopening of Pan American’s 100%-owned Escobal mine, one of the world’s best silver mines with past production of 20 Moz of silver per year.
  Continued Exposure to Juanicipio: The Arrangement provides Shareholders with the opportunity to maintain exposure to the Juanicipio Mine, which continues to demonstrate strong operational performance and resource potential.
  Derisking: Significantly de-risks Shareholders’ exposure by converting a concentrated interest in the Juanicipio Mine into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long-term upside.
  Financial Strength and Robust Returns: Equity participation in a well-capitalized, value driven, large-cap silver producer known for returning capital to shareholders, with over $1.0 billion returned to shareholders via dividends and share buybacks since 2010.
  Increased Liquidity and Market Presence: Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U.S. and Canadian markets.
  Attractive Consideration: Eligible Holders (as defined in the Arrangement Agreement) who receive Pan American Shares may make a Section 85 Election (as defined in the Arrangement Agreement) to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s MAG Shares to Pan American.
  Compelling Value Relative to Alternatives: The Company considered, and engaged with, other potential strategic partners and acquirors and determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, concluding that the transaction with Pan American was in the best interests of the Company.
  Fairness Opinions: The fairness opinions from Raymond James Ltd., BMO Capital Markets and GenCap Mining Advisory Ltd. that, subject to and based on the considerations, assumptions and limitations described therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.
  Support by Directors and Senior Officers: Pursuant to voting agreements, the directors and senior officers of the Company have agreed to vote all of their MAG Shares, including any MAG Shares issuable upon exercise or redemption of stock options of MAG and other convertible securities of MAG, in favour of the Arrangement.
  Ability to Respond to Unsolicited Superior Proposals: Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a “Superior Proposal” under the terms of the Arrangement Agreement, subject to a right to match and a break fee that are not expected to deter other potential interested buyers, if any.
  Negotiated Transaction: The Arrangement Agreement is the result of a comprehensive negotiation process with Pan American that was undertaken by the Company and its legal and financial advisors with the oversight of the special committee of independent directors of the Board formed in respect of the Arrangement (the “Special Committee”).
  Deal Certainty: Pan American’s obligation to complete the Arrangement is subject to a limited number of conditions that the Company believes are reasonable in the circumstances.
  Role of the Special Committee: The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee.
  Shareholder Approval: The Arrangement must be approved by not less than two-thirds (2/3) of the votes cast by Shareholders present in person or represented by proxy at the Special Meeting.
  Regulatory Approval: The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders. The Arrangement requires clearance under the Competition Act (Canada) and clearance under Mexican anti-trust laws.
  Dissent Rights: The terms of the Plan of Arrangement provide that registered Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their MAG Shares.

Under the terms of the Arrangement, Shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG Share or (ii) 0.755 Pan American Shares per MAG Share, subject to proration such that the aggregate consideration paid to all Shareholders consists of $500 million in cash and the remaining consideration paid in Pan American Shares.

Subject to obtaining approval from the Shareholders to the Arrangement Resolution at the Special Meeting, Court approval and certain regulatory approvals, including clearance under the Competition Act (Canada) and clearance under Mexican anti-trust laws, as well as the satisfaction or waiver of other conditions contained in the Arrangement Agreement, all as more particularly described in the management information circular of the Company, it is currently anticipated that the Arrangement will be completed in the second half of 2025.

The meeting materials contain important additional information regarding the Arrangement, including the rights and entitlements of Shareholders thereunder and how Shareholders can attend and vote at the Special Meeting, and accordingly, should be carefully reviewed. The meeting materials will be mailed to all Shareholders of record as at the Record Date and are also available on the Company’s website at https://magsilver.com/investors/#pan-american-meeting and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Shareholder Questions

Shareholders who have questions or need assistance with voting their MAG Shares should contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to the anticipated benefits of the Arrangement; the development of the La Colorada Skarn, or the consultation process for Escobal, and any anticipated benefits to the value of the Pan American Shares or financial or operational performance of Pan American that may be derived therefrom; Pan American’s plans and expectations for its properties and operations; the timing, satisfaction of closing conditions, consummation and terms of the Arrangement, including the consideration thereunder and benefits derived therefrom; the operation of the Juanicipio mine and exploration of its surrounding regions, the Juanicipio mine’s generation of free cash flow, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact on Pan American and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; Pan American and the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of Pan American and the Company’s operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for Pan American’s operations are received in a timely manner; Pan American and the Company’s ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American and the Company is able to maintain a strong financial condition and have sufficient capital, to sustain their respective businesses and operations; and Pan American and the Company’s ability to comply with environmental, health and safety laws.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

For further information on behalf of MAG Silver Corp.,
please contact Fausto Di Trapani, Chief Financial Officer.

Phone:  (604) 630-1399

Toll Free:  (866) 630-1399  Email:  info@magsilver.com